Malizia Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
John J. Spidi spidilaw@aol.com		writer's direct dial number (202) 434-4670

VIA EDGAR

October 11, 2011

Gregory Dundas, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	Sun Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 28, 2011
File No. 333-176529

Dear Mr. Dundas:

On behalf of Sun Bancorp, Inc. (the “Company”), enclosed for filing is Amendment No. 2 to the Company’s Registration Statement on Form S-3 (File No. 333-176529) (“Amendment No. 2”).  Amendment No. 2 has been revised in response to the staff’s comments set forth in the staff’s comment letter dated October 4, 2011, with respect to the above-referenced filing.  For ease of reference, we have keyed our responses to the captions and paragraph numbering used in your comment letter.  Terms not otherwise defined are as defined in Amendment No. 2.

Selling Securityholders, page 10

1.
We note your response to comment 4 of our letter dated September 1, 2011.  Please identify the Siguler Guff Shareholders in an appropriate place in the registration statement and revise to include them in the selling shareholder table, as necessary.

Response

1.
The Siguler Guff Shareholders are Maycomb Holdings II, LLC, Maycomb Holdings III, LLC and Maycomb Holdings IV, LLC.  Pages 6 and 12 of Amendment No. 2 have been revised in response to the staff’s comment in order to show the relationship between Siguler Guff & Company, LP and the Maycomb entities.

MALIZIA SPIDI & FISCH, PC

Gregory Dundas, Esq.
October 11, 2011

2.
We reissue comment 4 of our letter dated September 1, 2011 with respect to Maycomb Holdings II, III and IV.  Provide this same disclosure regarding the Siguler Guff Shareholders, as necessary, or tell us why you believe that such disclosure is not required, since you state that they are not reporting companies, subsidiaries of a reporting company or registered investment funds.

Response

2.
Siguler Guff Advisers, LLC is the adviser to the controlling shareholders of Maycomb Holdings II, III and IV.  Siguler Guff Advisers, LLC is a federally-registered investment adviser and has voting and investment control over the securities held by Maycomb Holdings II, III and IV.  Accordingly, we believe no further disclosure is required.

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:	Erin Purnell, SEC Staff Accountant
Thomas X. Geisel, President and Chief Executive Officer
Joan S. Guilfoyle, Esq.